LIBERTY MEDIA CORPORATION
12300 LIBERTY BOULEVARD
ENGLEWOOD, CO 80112

January 20, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

  Re:
  Liberty Media Corporation (the "Company")
  Schedule 14A—Amendment No. 1 (File No. 001-16615)

Ladies and Gentlemen:

        We have electronically filed, under the Securities Exchange Act of 1934, Amendment No. 1 ("Amendment No. 1") to our preliminary proxy statement, which was originally filed on December 16, 2005 (as originally filed, the "Preliminary Proxy Statement"). Courtesy copies in paper form of Amendment No. 1, marked to show changes, and this letter are being delivered to you and the other members of the Staff listed on the last page of this letter.

        Please be advised that we are not filing, concurrently with Amendment No. 1, the Form S-4 Registration Statement of the proposed new holding company because we are currently reevaluating whether to complete the restructuring by means of a merger (as is currently contemplated in Amendment No. 1) or a reclassification of the Company's common stock. If we decide to effect a reclassification, we do not envision changing any terms of the proposed tracking stock charter, and we expect that the disclosure in the proxy statement/prospectus would remain largely the same.

        Set forth below are our responses to the comments contained in your letter to us, dated January 13, 2006 (the "SEC Letter"), regarding the Preliminary Proxy Statement and the other filings identified in your letter. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.

General

        1.     Comment: You propose to the stockholders as one "restructuring proposal" several significant changes from their current rights. We note that, if approved, the one proposal would lead to, among other things, a merger creating the holding company structure and a New Liberty charter that has new concepts and different rights for your stockholders, including, among other things:

  •
  tracking stock and ongoing board discretion as to various matters related to assets and liabilities attributed to the tracking stock groups and the extent to which New Liberty will continue to have tracking stock;

  •
  two classes of common stock with three series per class and different liquidation rights;

  •
  New Liberty's option to redeem either class of common stock using, as redemption consideration, stock of a qualifying subsidiary in the particular Group;

  •
  in particular situations in which New Liberty disposes of all or substantially all of the assets its board has attributed to a Group, New Liberty's, among other choices, having to convert one class of common stock into the other class at a premium or having to redeem one class with the proceeds of the disposition;

  •
  the board's seeking shareholder approval from only one class regarding the disposition of substantially all or all of the assets of the business attributed to that class's Group;

  •
  inter-group interests and group preferred interests; and

  •
  the liquidation distribution for one class will be based on recent market trading values.

        Please tell us in your response letter what consideration you have given to reflecting material provisions in the proposed New Liberty charter that will be new to your stockholders as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website. Note that approval of each transaction proposal could be conditioned upon approval of the others.

        Response:    We have considered the unbundling requirement set forth in Rule 14a-4(a)(3) and the guidance given by the Staff in the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations (the "Interim Telephone Interpretations"). The purpose of the unbundling rule, as expressed in its proposing release, is to permit shareholders to communicate to the board of directors their views on each of the matters put to a vote, and to not be forced to approve parts of packaged matters they might not approve if presented independently. We understand that any matter that is not required by applicable state law to be voted on by stockholders does not need to be presented as a separate proposal. After further consideration, we are of the view that two proposals should be presented to our shareholders: (1) a proposal to create a new public holding company; and (2) a proposal to adopt a charter providing for the issuance of two tracking stocks having the terms described in the proxy statement/prospectus. We do not view the terms of the tracking stocks to be a series of related, but separate, matters on which stockholders are being asked to vote. Rather, stockholders are being asked to approve the creation and issuance of two new tracking stocks with all of the terms described in the proxy statement/prospectus. By definition, tracking stocks create different groups within a single issuer, with discretion being given to the board of directors to attribute assets to those groups, and tracking stocks generally have provisions regarding (i) mandatory conversion, (ii) when the issuer can redeem the tracking stocks; (iii) voting rights upon a sale of all or substantially all of the assets of a group; (iv) the creation of inter-group interests; and (v) the relative liquidation values of different groups. In this regard, voting on the terms of a tracking stock is no different than voting on the terms of a new class of preferred stock. Consistent with the unbundling rule, stockholders would not be given the right to separately vote on (essentially picking and choosing among) the different terms of a class of preferred stock (e.g., redemption, conversion, dividends, anti-dilution, voting, etc.), rather all of the terms would constitute one unified package of rights and obligations on which the stockholders would vote.

        The Interim Telephone Interpretations do not give contrary guidance. Rather, the guidance there pertains to corporate-governance and control-related provisions (e.g., classified or staggered board, limitations on the removal of directors, supermajority voting provisions, delaying the annual meeting for more than a year, elimination of ability to act by written consent, and/or changes in minimum voting requirements). We note that those types of provisions are the same in the New Liberty charter and the current Old Liberty charter.

        In response to this comment of the Staff, however, we have structured the proposal regarding the New Liberty charter to place emphasis on the various types of provisions which are included in the terms of the tracking stocks.

        2.     Comment: Please provide us with the form of proxy card or file it with the proxy statement as soon as practicable. Also consider including the merger agreement as an annex to the proxy statement.

        Response:    We intend to provide the form of proxy card to the Staff once we confirm the number of proposals and the content of the proposals to be submitted to the Company's stockholders in connection with the restructuring (as discussed in greater detail in Response No. 1 above). We intend to include the merger agreement as an annex to the proxy statement once the terms of the merger agreement are finalized.

Letter to Shareholders

        3.     Comment: You state in the first paragraph that, "as a result of the restructuring, all of [y]our outstanding common stock will be converted into two new tracking stocks issued by a newly formed holding company" and that "each tracking stock will have terms intended to track and reflect the separate economic performance of two newly designated groups, the Interactive Group and the Capital Group." Please revise to prominently state, by bold type or otherwise, that, as a result of the restructuring, the tracking stock represents an ownership interest in one consolidated company, New Liberty, and that Old Liberty stockholders will be New Liberty stockholders, not stockholders of only a part of New Liberty.

        Response:    We have revised the letter to stockholders in accordance with this comment of the Staff.

        4.     Comment: To assist investors in realizing the different treatment more easily, consider describing in separate paragraphs what an Old Liberty Series A holder will receive in the merger and then what an Old Liberty Series B holder will receive.

        Response:    We have revised the letter to stockholders in accordance with this comment of the Staff.

        5.     Comment: You state that, if the restructuring proposal is approved, holders will receive cash in lieu of any fractional interest. If any holders will be cashed out as a result of the proposed merger, convey here that holders will need to own x number of shares of Old Liberty Series A or Series B to receive any New Liberty common stock and not be cashed out in the merger.

        Response:    We have added disclosure regarding the minimum number of shares of Old Liberty common stock that will be required to obtain a single share of Interactive Group Common Stock and a single share of Capital Group common stock, respectively.

Illustrative Diagrams
How You Can Find Additional Information

        6.     Comment: Please move these sections to your summary or elsewhere in the prospectus. Also provide us with a copy of the illustrative diagrams as soon as practicable, as we may have comments concerning it.

        Response:    We have determined that the illustrative diagrams would not be particularly informative and have deleted that section. We included "How You Can Find Additional Information" in the front of the proxy statement/prospectus in accordance with Item 2 of Part 1 of Form S-4. As the proxy statement will also serve as the prospectus of a registration statement on Form S-4, we have not moved that section at this time.

Questions and Answers, page 1
Summary, page 4

General

        7.     Comment: You currently repeat information in your questions and answers and summary. For purposes of eliminating redundancies and grouping like information together, please view your questions and answers and summary as one section. In particular, we suggest that you revise the sections so that you discuss only the procedural aspects of the merger and recapitalization in the questions and answers and thereby reduce the length of the questions and answers. Place substantive disclosure in the summary. Further, focus your questions on those that lend themselves to brief, factual, and/or yes or no answers. Please revise accordingly.

        Response:    We have revised the question and answer section to address only the procedural aspects of the special meeting, and we have revised the summary to address substantive disclosure concerning the restructuring.

        8.     Comment: Describe the material events or changes that will follow the merger and recapitalization. For example, discuss any contemplated material debt refinancings, equity repurchases, or other significant restructurings. Indicate whether the proposed merger and recapitalization trigger new, or significant changes to, obligations under Old Liberty's existing indebtedness and material relationships.

        Response:    We have included new disclosure under the heading "Summary—No Material Refinancing, Equity Repurchase or Further Restructuring Presently Contemplated" in response to this comment.

Why are you issuing a tracking stock instead of spinning off assets?, page 2

        9.     Comment: You state that "New Liberty will benefit from the synergies associated with the two groups, including financial and other synergies, that would not necessarily be available if the Interactive Group and the Capital Group were not under common control." Briefly explain how the restructuring adds synergies, as the two "groups" are currently the constituents of your company.

        Response:    We have clarified that the benefits currently enjoyed between the two groups will continue to be enjoyed after the consummation of the restructuring, which would not be the case if either group were spun off. As noted elsewhere in the proxy statement/prospectus, those synergies include an enhanced "consolidated" credit rating, possible tax benefits (such as losses of one group offsetting earnings of the other) and shared treasury, finance and other functions.

        10.   Comment: Clarify that, although you are not spinning off assets in the restructuring, changes to your charter contained in the restructuring proposal will allow you to do so without further shareholder approval in the future.

        Response:    We have moved and revised the existing disclosure in response to this comment. This information can now be found under the heading "Summary—The Restructuring Proposals—Not a Spin Off."

General, page 4

        11.   Comment: We note your statement in the first paragraph of this section that "[e]ach tracking stock will have terms intended to track and reflect the economic performance of one of two newly designated groups…" Clarify to what "terms" you are referring.

        Response:    We have clarified the disclosure, in each instance, to reflect that each tracking stock, rather than the terms of each tracking stock, is intended to reflect the economic performance of one of the two groups.

The Restructuring Proposal, page 6

        12.   Comment: As the second bulleted reason for the proposal on page eight, you state that the proposal will "provide [you] with greater flexibility to raise capital and respond to strategic opportunities, including acquisitions, because it will allow New Liberty to issue a series and type of common stock that is appropriate under the circumstances." Please briefly give examples of the appropriate circumstances.

        Response:    We have included new disclosure under the heading "Summary—The Restructuring Proposal—Reasons for the Restructuring Proposal" in response to this comment.

Risk Factors, page 13

General

        13.   Comment: Tell us in your response letter why you have focused on QVC, and not other single parts of your business, in the last few risk factors.

        Response:    Most of our subsidiaries and business affiliates are subject to the various risks that have been generally identified under the heading "Risk Factors—Factors Relating to New Liberty, the Interactive Group and the Capital Group." QVC, which is one of our largest businesses and will be the anchor for the Interactive Group, has additional and unique risks. The last three risk factors presented in our proxy statement/prospectus identify those risks.

        14.   Comment: Consider including a risk factor that discusses how in the future you may issue additional series of stock intended to "track" other groups, including by reattributing assets and liabilities from an existing group to a new group, which could exacerbate the risks involved in owning the currently proposed tracking stock, negatively affect the market value of that stock or negatively affect the rights of then existing stockholders. In this regard, make clear that in such an instance, the board would have discretion to set the terms of this stock, such as convertibility, voting rights, premiums and so forth.

        Response:    Under the terms of New Liberty's charter, the New Liberty board is not permitted to create a new group or to issue additional series of stock intended to "track" other groups without the approval of New Liberty's stockholders. The New Liberty board may reallocate assets only between the Interactive Group and the Capital Group, and any such asset reallocation would be accompanied by the creation of an inter-group loan or an inter-group interest, as discussed in greater detail under the heading "The Restructuring Proposal—Management and Allocation Policies—Financing Activities." The issuance of any additional tracking stock would require an amendment to New Liberty's charter and the circulation of a related proxy statement with appropriate disclosure, including the risk referred to by the Staff in this comment.

New Liberty could be required to use assets attributed to one group…, page 13

        15.   Comment: Please delete the mitigating language "Although it is not our present intention to use the assets of one group to satisfy any of the liabilities of the other group."

        Response:    We have deleted the language as requested.

New Liberty's board of directors may change the tracking stock policy…, page 17

        16.   Comment: To assist investors in realizing the magnitude of the risk, generally describe what the tracking policy statement covers and what significant actions the board could take according to the policy statement without stockholder approval.

        Response:    We have revised the disclosure to clarify that the management and allocation policies serve only as guidelines for the board of directors in making decisions regarding the relationships between the Interactive Group and the Capital Group. We have also revised the disclosure to clarify that these policies relate to day to day management issues and not to matters that would require stockholder approval under the charter or Delaware law. We note that the management and allocation policies are not part of New Liberty's charter and do not enable New Liberty's board to take any unilateral action which, under Delaware law, would require a stockholder vote.

If New Liberty's board of directors causes a separation of either group…, page 17

        17.   Comment: Please move this risk factor so that it is the first risk factor, as it describes how the board has discretion to change, without further stockholder approval, holders' investment in New Liberty as a whole into an investment in only one part of New Liberty, which may be lesser in value.

        Response:    We have moved the risk factor as requested.

The cost of maintaining separate groups will exceed the costs associated with operating New Liberty as a single entity, page 19

        18.   Comment: If true, highlight the increase in costs relating to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        Response:    We supplementally advise the Staff that our understanding is that compliance with the Section 404 provisions of the Sarbanes-Oxley Act of 2002 is applicable only to the registrant, which in our case will be New Liberty. The creation of the tracking stock structure is not deemed the creation of a separate additional registrant, but rather the creation of new series of New Liberty common stock. Accordingly, we do not believe that the restructuring, in and of itself, will change the scope of our Section 404 compliance efforts or otherwise cause our compliance costs to increase in a significant manner.

There are many factors which may inhibit or prevent acquisition bids…, page 19

        19.   Comment: This risk factor caption is vague. Please identify in the caption the kinds of factors that are part of the risk.

        Response:    We have revised the caption to more precisely identify the risk factors.

It may be difficult for a third party to acquire New Liberty…, page 20

        20.   Comment: Because the exchange of Old Liberty shares for Series A and Series B of each group will not be one for one, if material, highlight the effect on voting power following the restructuring.

        Response:    We have added additional disclosure at the end of the risk factor regarding the relative voting powers of the two groups.

The historical financial information of the Interactive Group and the Capital Group…, page 21

        21.   Comment: This risk factor suggests that the Interactive Group and the Capital Group could be regarded as separate companies, or should be. Please explain to us in your response letter what the risk is here, as we note the Groups are not separate companies.

        Response:    We have revised the risk factor to cure the ambiguity pointed out by the Staff. The purpose of the risk factor is to alert investors that to the extent they employ valuation criteria that is specific to the fundamentals of a particular business, they should be aware that to the extent they rely on the consolidating financial information for a given group their valuation could be different from a valuation for the same business operated as a separate, stand alone public company.

Cautionary Statement Regarding Forward-Looking Statements, page 26

        22.   Comment: As you intend to use this document as a prospectus for the new holding company, please delete your reference to the Private Securities Litigation Reform Act of 1995. The act does not apply to initial registration statements under the Securities Act.

        Response:    We have revised the disclosure in the introductory paragraph in response to this comment.

Security Ownership of Certain Beneficial Owners and Management, page 31

        23.   Comment: We note your disclosure in note five to the security ownership table on page 32. Tell us in your response letter what consideration you have given to filing as exhibits to one of your periodic filings the agreements for which TCI assigned its call and other rights regarding Mr. Malone's Series B stock to you.

        Response:    We have evaluated these agreements in light of the Staff's comment and determined to file them with Liberty's periodic reports.

The Restructuring Proposal, page 34

General

        24.   Comment: Tell us in your response letter whether you have any agreements with members of the board or executive officers as to whether they will vote in favor of the proposal.

        Response:    We have no agreement with any member of our board or any of our executive officers as to whether he or she will vote in favor of the restructuring proposals.

New Liberty Groups, page 35

        25.   Comment: Explain in detail how you determined which parts of your business should be attributed to either Group. We note that your 2004 Form 10-K includes OpenTV and On Command in your interactive operating segment but that you now have attributed those parts of your business to New Liberty's Capital Group. What do the components of a particular Group have in common? Further, expand your discussion in the third paragraph as to why particular debt obligations were attributed to each Group.

        Response:    We have revised the disclosure in response to this comment of the Staff. We have clarified that the Interactive Group is focused on video and on-line commerce, while the Capital Group is focused on video programming and interactive technology.

        26.   Comment: We note your statement "[t]he Interactive Group will include such other assets and liabilities as our board of directors may in the future attribute to the Interactive Group from the Capital Group and such other businesses, assets and liabilities as we may acquire in the future for the Interactive Group." You make a similar statement concerning the Capital Group. Explain in detail how you currently believe the board will determine in what Group new aspects of your business should go and note the degree to which the board may follow or change such guiding standards.

        Response:    We have revised and consolidated our disclosure in response to this comment and have moved the disclosure to the end of the description of the Capital Group.

Treatment of Stock Options and Other Awards, page 37

        27.   Comment: Please provide an example as to how the Old Liberty option awards will be divided into two options to acquire New Liberty tracking stock and how the aggregate exercise price will be allocated.

        Response:    We have revised the disclosure to clarify that (i) each Old Liberty option award will be divided into an Interactive Group option award and a Capital Group option award, (ii) the number of shares for which each group award may be exercised will be calculated based upon the exchange ratios applicable to the restructuring (i.e., 0.25 for 1 and 0.05 for 1) and (iii) the exercise price of the Old

Liberty option award will be allocated between the Interactive Group option award and the Capital Group option award, on a pro rata basis, based upon the volume weighted average prices of the Interactive Group common stock and the Capital Group common stock over the period specified.

Background and Reasons for the Restructuring Proposal, page 39

        28.   Comment: On page 39, you state you "concluded that the implementation of a "tracking stock' structure would provide [you] with greater operational and financial flexibility in executing [y]our business strategies and would permit the markets to make a more informed valuation of [y]our various businesses." Please expand your discussion as to how the tracking stock structure would do these things.

        Response:    We have revised the disclosure in response to this comment of the Staff.

Potential Negative Aspects of the Restructuring Proposal, page 40

        29.   Comment: Please explain how "[t]he restructuring proposal will expand New Liberty's board of directors' oversight responsibilities due to [y]our more complex capital structure," as you state in the second bulleted point.

        Response:    We have revised the disclosure to clarify the circumstances in which the board's oversight responsibilities may be expanded.

        30.   Comment: You state in the fifth bulleted point that "[t]he recapitalization which would be effected by the restructuring proposal will result in a complex capital structure due to the intricate terms of the New Liberty charter." Please briefly note the terms of the New Liberty charter that create the complexity and are different from the terms of the Old Liberty charter.

        Response:    We have revised the disclosure to describe briefly a few examples of New Liberty charter terms that create complexity. We have also included a cross-reference to the table comparing the terms of the New Liberty stock to the Old Liberty stock.

        31.   Comment: In the sixth bulleted point you state "[t]he costs associated with implementing the restructuring proposal may be significant and the ongoing financial reporting and other costs of having two separate groups could exceed our current operating costs." To assist investors in realizing the magnitude of this "negative aspect," please indicate what costs, including their quantity, the board considered. Consider including a risk factor regarding this cost issue and addressing in management's discussion and analysis how New Liberty would address the cost issue in 2006 and beyond.

        Response:    We have determined that the costs associated with implementing the restructuring proposals and the operating costs, including those relating to financial reporting, of having two separate groups are insignificant. Accordingly, we have deleted this negative aspect, and we have determined not to include a risk factor relating to these costs.

Management and Allocation Policies, page 41

        32.   Comment: We note that you have provided only a summary of the management and allocation policies; please file them as annexes to the proxy statement.

        Response:    We have revised the disclosure to include the entire management and allocation policies, and have clarified that the description of the management and allocation policies included in the proxy statement/prospectus is comprehensive and not merely a summary.

        33.   Comment: We note your disclosure in the first paragraph on page 41. Please indicate how you have determined the allocations will be made on an "objective" basis in light of the discretion afforded the board and the series of judgments and determinations it must make. For example, you state on pages 41 and 42 that "[yo]ur board of directors and chief executive officer, in establishing policies with regard to intra-company matters such as business transactions between the Interactive Group and the Capital Group and allocation of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information…and will seek to make determinations…"

        Response:    We have revised the introductory paragraph to clarify that the policies are intended to help us allocate costs and charges in a reasonable (rather than objective) manner after taking into account material factors.

        34.   Comment: We note your statement that "[t]he Interactive Group is comprised of our businesses and assets which are primarily focused on interactive commerce…" Please explain what "interactive commerce" means under the policies so that investors will have a sense of the degree of discretion afforded the board in determining how businesses and assets are allocated between the Groups. Also, please explain under what conditions a business or asset would not be placed in the Interactive Group if it involves interactive commerce and when a business or asset that is not interactive commerce would be placed in the Interactive Group.

        Response:    To add clarity, we have changed the term "interactive commerce" to "video and on-line commerce". We have also described the attributes of QVC, Produce Commerce and IAC/InteractiveCorp to illustrate what we mean by video and on-line commerce. We have also added disclosure regarding what the board will consider when determining to which group a business will be attributed. See "The Restructuring Proposals—New Liberty Groups."

Financing Activities, page 42

        35.   Comment: Please explain what form an "inter-group interest" could take and how it would be reflected in your financial statements and management's discussion and analysis.

        Response:    While we have no current intentions of creating an inter-group interest in either group, the board of directors has the right to create such an interest in the future. We have revised the disclosure to more clearly describe the difference between inter-group loans and inter-group interests. We have also described how we would account for inter-group transactions and the ongoing accounting treatment we would apply to inter-group loans and inter-group interests in the attributed group financial information and our consolidated financial information.

Comparison of Old Liberty Common Stock, page 44

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets, page 49

        36.   Comment: We note your statement "If Liberty disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Capital Group, and such disposition is not exempt…" and the similar statement under the Interactive Group comparative column. Please explain from what the disposition would be exempt.

        Response:    We have revised the disclosure to clarify that a disposition will be exempt from the mandatory dividend, redemption and exchange provisions prescribed in the New Liberty charter if the holders of stock relating to the applicable group approve the disposition or the disposition qualifies for one of the other exemptions specified in the New Liberty charter.

Description…Interactive Group Common Stock and the Capital Group Common Stock, page 54

        37.   Comment: Significant portions of this section appear to be legalese and excerpts from legal documents. Please generally revise this section of the prospectus so that the concepts presented in the section will be easier to understand. Among your revisions, please explain in simpler terms how the inter-group dividend amounts and share distributions are determined and would come into play.

        Response:    We have revised the disclosure included under the section entitled "The Restructuring Proposals—Description of the Interactive Group Common Stock and Capital Group Common Stock" to make it less legalistic and more reader-friendly without eliminating what we believe to be important nuances of the charter.

        38.   Comment: Please expand your discussion of group preferred interest on page 55. Offer an example of how such an interest would work and what effect its issuance would have, or how it would be reflected, in your financial statements and business. Consider including risk factor discussion that the board has discretion in determining when such an interest will be issued and the terms of the interest.

        Response:    We have removed the concept of a "group preferred interest" from the New Liberty charter and Amendment No. 1.

Where You Can Find More Information, page 89

        39.   Comment: Revise to include our current location at 100 F Street, N.E., Washington, D.C. 20549.

        Response:    We have revised the disclosure accordingly.

Annex A Description of Business, page A-1

General

        40.   Comment: Clarify whether the Interactive Group and the Capital Group are now your two business segments for purposes of Item 101 of Regulation S-K.

        Response:    The Staff is advised that in the event the restructuring is consummated, our management team intends to monitor the performance of the Interactive Group and the Capital Group separately. Accordingly, the Interactive Group and the Capital Group will be our two business segments for purposes of Item 101 of Regulation S-K. For accounting purposes, the operating segments in each of the Interactive Group and the Capital Group do not meet the aggregation criteria of paragraph 17 of SFAS 131. Accordingly, we will continue to identify our reportable segments pursuant to the quantitative thresholds prescribed by paragraph 18 of SFAS 131. We will present the segment financial information required by SFAS 131 and Item 101 of Regulation S-K for each reportable segment within the Interactive Group and the Capital Group and provide a subtotal for the combined financial information for each of the Interactive Group and the Capital Group, as well as the consolidated total for New Liberty.

The Interactive Group, page A-3

        41.   Comment: We note that you indirectly own 21% equity interest and 53% voting interest in IAC/Interactive Corp. Tell us in your response letter what you mean by "indirect" equity interest. Also tell us more details about your basis to conclude that IAC should be accounted for as an AFS Security.

        Response:    We supplementally advise the Staff that our ownership interest in IAC is held indirectly through several subsidiary corporations, some of which Mr. Barry Diller owns a less than one percent minority interest. We indicated on page A-3 of the proxy statement that certain governance arrangements are in place between us and Mr. Diller that provide him with sole voting control over all of the IAC shares held in these intermediate corporations. As a result of these governance arrangements and the fact that we only have the right to appoint 2 members of IAC's 13 member board (15% representation), we have concluded that the treatment of our IAC investment as an AFS Security is appropriate at this time.

Competition, page A-13

        42.   Comment: To the extent reasonably known for the segments or parts of your business that you discuss in detail, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

        Response:    The markets in which our businesses operate are somewhat amorphous, and we do not have reliable information on which we may quantify our market shares.

Annex B Historical Attributed Financial Information, page B-1

        43.   Comment: Include the historical audited financial statements of the registrant in the proxy preceding the Historical Attributed Financial Information. Incorporation by reference is not allowed if you include separate financial information for the groups.

        Response:    We have included the historical financial statements of Liberty Media Corporation in Part 1 of Annex B, preceding the Historical Attributed Financial Information.

Statement of Operations Information, page B-3

        44.   Comment: You should not present pro forma EPS of the Groups alone. Revise to disclose EPS on a historical basis for each period presented. Also, pro forma information should be presented for only the most recent fiscal year and interim period.

        Response:    We have revised the disclosure accordingly.

Notes to Historical Attributed Financial Information, page B-13

        45.   Comment: Expand the notes to the historical attributed financial information to include the following:

  •
  A complete description of the specific allocation methods used to allocate your assets, short-term and long-term debt, revenues and costs between the two groups.

  •
  Whether the allocations are comparable to what the group would report on a stand-alone basis and why the method selected is fair to each group.

  •
  That the allocations may be changed unilaterally by management in arriving at the measurement by which dividends or performance is determined for each group.

  •
  Since attribution methods, assumptions, and other determinations that materially affect the financial statements may be changed arbitrarily from time to time by management or the board, identify supplementally the circumstances under which a change in the method of attributing revenue or expense from one shareholder group to another will be reported as a change in reporting entity. For changes, which would be deemed changes in estimate or principle, describe generally the criteria to be used to determine whether the change is a better method of calculating earnings attributable to a particular group.

  •
  Confirm supplementally that if you change the method of allocating costs in the separate financial statements of the groups in the future, you will treat the change as a change in accounting principle evaluating preferability.

  •
  Disclose all the conversion and voting rights of the tracking stocks.

        Response:    The Staff is advised that the following process was implemented in preparing the Historical Attributed Financial Information:

  •
  Each of our consolidated businesses has been attributed to either the Interactive Group or the Capital Group; accordingly, the assets, liabilities, revenue and costs of each consolidated business are attributed to either the Interactive Group or the Capital Group and no allocations for our consolidated businesses between groups have been performed.

  •
  Each of our cost and equity method investments have been attributed to either the Interactive Group or the Capital Group and no allocations between groups have been performed with respect to these assets.

  •
  We have attributed the separate issuances of our parent company debt to either the Interactive Group or the Capital Group based on what we believe is an appropriate amount of leverage for each Group. The interest expense and derivative instruments related to each debt issuance have been attributed to the same Group as the respective debt.

  •
  We have allocated our corporate general and administrative expenses (Corporate Overhead) to each Group as described in note 4 to the Historical Attributed Financial Information, which is repeated here for the Staff's convenience. Changes to the disclosures have been underlined.

        "Cash and stock-based compensation expense for corporate employees of Old Liberty has been allocated between the Interactive Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Capital Group to the Interactive Group for the nine months ended September 30, 2005 and 2004 were $3 million and $4 million, respectively, and for the years ended December 31, 2004 and 2003 were $11 million and $2 million, respectively. While we believe that this allocation method is reasonable and fair to each group, management may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future."

        Disclosure has been added to note 4 to indicate that the allocations of Corporate Overhead are fair to each Group. Because of the synergies we achieve by having one corporate headquarters to manage both Groups, each Group may incur higher Corporate Overhead costs on a stand alone basis.

        We have added disclosure regarding the unilateral ability of management to change the allocations of Corporate Overhead. However, we do not intend to change the methodology used to make these allocations. In the event the amount of time spent providing services for each Group changes in the future, the relative percentage of Corporate Overhead allocated to each Group may change. We believe this change would represent a change in estimate, not a change in principle and would not require an evaluation of preferability.

        We have not provided and do not intend to provide separate financial statements for the Interactive Group and the Capital Group in the future. Rather, we intend to provide consolidating information (similar to the information included in Part 2 of Annex B) in a footnote to the financial statements of Liberty. If future changes in the attribution of assets are made by management, there will be no change in the reporting entity, but such a change in attribution would result in an inter-group interest that would be reported in the consolidating footnote.

        Disclosure of the conversion and voting rights of the tracking stocks has been added in note 9 to the Historical Attributed Financial Information.

        46.   Comment: Tell us in your response letter what financial information of the groups you will provide in future filings. In this regard, we suggest that you present no greater detail than "consolidating financial statements." That presentation can be included in a footnote to Liberty

Media's financial statements and would show explicitly how management and the board have allocated and attributed revenues, costs, assets, liabilities, and cash flows. This consolidating information should depict, in separate columns, the financial position, results of operations and cash flows of the Interactive Group and Capital Group with an additional column reflecting eliminating adjustments. You should show as separate line items intergroup allocations such as corporate expenses, interests, taxes and other related party transactions.

        Response:    The Staff is advised that in future filings we intend to provide consolidating balance sheets, statements of operations and statements of cash flows (similar to the financial information included in Part 2 of Annex B) that will be included in the footnotes to the consolidated financial statements of Liberty. This consolidating financial information will include separate columns for the Interactive Group, the Capital Group and Inter-Group eliminations (if applicable) and will total across to consolidated New Liberty. Inter-group balances and transactions, if any, will be shown on separate line items within these consolidating schedules.

Management Discussion and Analysis, page B-18

        47.   Comment: Throughout this section, you frequently attribute a material change to two or more events or to very general factors that you describe without quantification. In discussing the material changes, please quantify the amount of change attributed to each factor and offer disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. As one example, in discussing revenues, quantify the amount of the change in consolidated revenues due to the increase in QVC's revenues so that investors will have a sense of any other significant drivers in changes of revenues.

        Discuss whether any of the factors represent part of a trend that will continue to affect your operations going forward and to what extent. Stating that line items increased or expenses decreased "due primarily to…" does not provide your investors with sufficient understanding of the factors that caused this increase or decrease. Revise your disclosure as appropriate.

        Response:    We have revised the Management's Discussion and Analysis to better quantify the reasons for changes in our revenue and expenses.

        48.   Comment: Revise to include a discussion of the company's net income (loss) for the periods being presented.

        Response:    We have revised the Management's Discussion and Analysis to include a discussion of the reasons for the changes in our net income or loss.

        49.   Comment: Refer to your discussion about the effective tax rate for the nine months ended September 30, 2005. Tell us in your response letter why your effective tax rate exceeded 100%. Also, tell us in more detail how the spin-off of Discovery Holding Company significantly impacted your assessment for the weighted average state tax rate.

        Response:    The Staff is advised that our pre-tax net loss was $84 million and we recorded a $110 million income tax benefit for the nine months ended September 30, 2005. The income tax benefit exceeded our net loss due primarily to a $131 million tax benefit that was recorded as a result of a change in our weighted average state tax rate which resulted from our spin off of Discovery Holding Company (DHC). For purposes of preparing our tax accrual, we calculate our deferred taxes using a blended weighted average federal and state tax rate that is intended to approximate the actual rate at which we will pay taxes based on the states in which we do business and the apportionment factors for those states. DHC's only operating subsidiary is Ascent Media Group (Ascent Media), which is located primarily in California. Ascent Media was our only significant tax consolidated business located in California, which has a higher state tax rate than many of the other states in which we do business. We performed an analysis of our effective state tax rate in the third quarter of 2005 after the DHC spin off, and we determined based on this analysis that our effective tax rate should be adjusted from 39% to 38%. As a result of applying the lower effective tax rate to our book-tax differences, our deferred tax liability was lower by $131 million and resulted in a corresponding deferred tax benefit. This benefit was partially offset by our state and foreign tax expense (net of the federal tax benefit) for the nine month period. Following is a rate reconciliation for the nine months ended September 30, 2005 (amounts in millions):

Pre-tax loss from continuing operations	$(84)

Expected federal tax benefit at 35%	$29
Benefit of change in state tax rate	131
State and foreign tax expense, net of federal benefit	(46)
Other, net	(4)

Actual tax benefit	$110

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, page B-27

        50.   Comment: Addressing the relevant accounting literature, tell us in your response letter how you determined the proper accounting treatment afforded to your contract entered by TruePosition. Tell us the magnitude of the loss expected to be incurred.

        Response:    TruePosition, a subsidiary of the Company, has entered into an executory contract with Cingular which provides, among other things, for TruePosition to remove and replace certain location-based equipment supplied by another vendor and currently installed in the customer's network. Under the arrangement TruePosition will be the exclusive provider of the equipment to Cingular over the term of the agreement for any installations of this equipment at any sites on the Cingular network. Based on current estimates of the extent of the work to be performed directly under this contract (exclusive of any future sales pursuant to TruePosition's rights as the exclusive provider or equipment) we estimate that TruePosition will incur a loss from the contract of approximately $18 million.

        When concluding on the appropriate accounting for this transaction we reviewed various pieces of accounting guidance. In EITF 00-26, the Task Force noted that existing authoritative guidance covers only a portion of the types of firmly committed contracts entered into by sellers (e.g. SOP 81-1, FTB 79-15, etc.). The type of contract TruePosition has entered into above does not fall within such existing authoritative guidance. The Task Force ultimately decided to discontinue further discussion of the issue observing that the "accounting for executory contracts is an extremely broad topic with significant and pervasive implications on financial reporting." It is our understanding that the Staff has generally not agreed with accounting where an upfront loss has been taken upon entering into contracts. In the 1998 staff speeches at the AICPA National Conference on SEC Developments the Staff dealt with two issues where losses were contemplated on executory contracts including on an upfront basis. In both instances the Staff stated that it had concluded that immediate loss recognition was inappropriate. In addition, the Staff stated that it is "skeptical of arrangements where the accounting indicates that the company has given away value…" We also believe that immediate expense recognition is inappropriate as the reason for TruePosition entering into the contract was largely to ensure its continuing exclusive position with the customer and to extend the term of the governing agreement for the relationship. Given our conclusion that the loss should not be recognized immediately, we determined that a systematic and rational methodology should be adopted to record the loss. In general, our belief is that losses on executory contracts are recorded as the performance obligations are completed—that is, when the related goods or services are delivered. In this instance, the related goods and services are expected to be delivered over approximately 18 months. Accordingly, we concluded that the most appropriate accounting treatment was to recognize the loss during the term of the contract as material elements of the contract are delivered.

Form 10-K for the fiscal year ended December 31, 2004
Form 8-K filed on December 15, 2005

Exhibit 99.2 Financial statements for the year ended December 31, 2004

Note 10. Income Taxes, page 30

        51.   Comment: Tell us in your response letter how you will account for the $70 million refund requested by AT&T relating to losses it generated in 2002 and 2003 and were able to carry back to offset taxable income previously offset by Liberty's losses. It appears that you originally accounted for the related $555 million received from AT&T as a contribution to paid-in-capital. Since it appears that you are required to pay back to AT&T a portion of the $555 million for capital losses generated by AT&T in periods subsequent to August 10, 2001, tell us why you believe that it is appropriate to recognize the $555 million as a contribution to paid-in-capital on your financial statements.

        Response:    The $555 million amount that was received by Liberty while it was a subsidiary of AT&T relates to current period taxable losses generated by Liberty that were utilized as tax deductions by AT&T in its tax returns for those periods. The payments were made in accordance with the tax sharing agreement in place at the time between Liberty and AT&T and represent the reimbursement to Liberty by AT&T for using its tax benefits. These payments were not recorded as a contribution to paid-in capital, but rather as a reduction of an income tax receivable. We note that during the years in which it was a subsidiary of AT&T, Liberty recorded a full tax provision on a separate return basis in its financial statements as prescribed under paragraph 40 of Statement 109.

        To the extent that there are subsequent adjustments to this payment caused by carrybacks to previously filed AT&T tax returns and Liberty reacquires its tax attributes, this payment would be recorded as an increase to deferred tax assets. If such tax attributes are not received by Liberty due to assymetrical features of the AT&T tax sharing agreement, the payment would be reflected as a reduction to paid-in capital since the nature of the adjustment was caused by the policies embedded in the tax sharing agreement and not to changes in the actual tax provision. In other words, AT&T as Liberty's parent during that period has reduced the initial amount of equity available to Liberty shareholders in the split-off.

* * *

        In response to the Staff's request in the SEC Letter, the Company does hereby acknowledge that:

        1.     the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

        2.     Staff comments or changes to disclosure in response to Staff comments in Amendment No. 1 do not foreclose the Commission from taking any action with respect to Amendment No. 1; and

        3.     the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (720) 875-5440 or Robert W. Murray Jr. or Renee L. Wilm of Baker Botts at (212) 408-2540 or (212) 408-2503, respectively.

Very truly yours,
Liberty Media Corporation
By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Senior Vice President, Secretary and General Counsel
cc:
Securities and Exchange Commission
Cheryl Grant, Staff Attorney
Ivette Leon, Assistant Chief Accountant
Nasreen Mohammed, Staff Accountant

Baker Botts L.L.P.
Robert W. Murray Jr.
Renee L. Wilm